UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 17, 2006

Mr. Gregory L. Hammond
Vice President and General Counsel
TriNet Group, Inc.
1100 San Leandro Boulevard
San Leandro, CA 94577

Re: No-Action Request of TriNet Group, Inc.

Dear Mr. Hammond:

In your letter dated February 8, 2006, on behalf of TriNet Group, Inc. ("TriNet"), you request assurances that the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if TriNet engages in the proposed activities described in your letter without registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act. Based on your letter, we understand the facts to be as follows:

TriNet presently provides professional employer organization services (which are sometimes known as employee leasing services) for businesses other than broker-dealers, and now proposes to offer these services to registered broker-dealers and their employees. In providing these services, TriNet will place on its payroll the existing employees of its broker-dealer clients. While the employees placed on TriNet's payroll are employees of TriNet for purposes of applicable employment laws, they are employees of its broker-dealer clients for purposes of the securities laws and these broker-dealer clients will maintain direction and control over them. The services TriNet will offer its broker-dealer clients consist of human resources consulting and employee benefits services. TriNet is not an associated person of a broker-dealer.

In general, TriNet will provide its broker-dealer clients and their joint employees with advice regarding compliance with applicable employment laws, employee benefits including traditional insurance products such as medical and life insurance plans, accidental death and disability insurance, and 401(k) retirement plans, risk management services including workers' compensation insurance, services relating to unemployment compensation benefits, and payroll processing. This activity will be performed under the control and supervision of the broker-dealer client receiving these services. All books and records relating thereto will be deemed property of the broker-dealer client and will be made available for inspection by the Commission and any self-regulatory organization of which the broker-dealer is a member.

TriNet's situation differs from the one where a registered representative proposes to establish a corporation or other entity that, among other things, is to receive the representative's commission from the registered broker-dealer. Such an entity would be considered an "Employee Owned Corporation." The staff of the Division of Market Regulation has repeatedly declined to give no-action assurances under Section 15(a) in situations involving Employee Owned Corporations.[1]

With any one of its broker-dealer clients, TriNet will receive payment from the broker-dealer for salaries, wages and commissions, which TriNet will then pay to personnel of the broker-dealers. TriNet will impose an administrative fee for its services, which will include a profit margin. This fee will be a flat, pre-determined fee based on the number of employees serviced by TriNet. The fee will not be based on a percentage of payroll, nor on brokerage commissions earned by either the employees of the broker-dealer or the broker-dealer itself. Moreover, TriNet will not have discretion to determine the amount or frequency of the payments that will be distributed to personnel of the broker-dealer.

In addition, TriNet will provide all health, life, disability, and other insurance coverage to the broker-dealer's employees. The insurance products that would be provided by TriNet are traditional insurance products and would not be "securities" as defined under the federal securities laws.

The broker-dealer will maintain all supervisory control over its employees. In this regard, the broker-dealer will be wholly responsible for the proper registration, training and supervision of its employees. The broker-dealer will retain the traditional rights of an employer, including the right to hire, set compensation for, terminate, discipline, and reassign personnel of the broker-dealer. TriNet will have no authority to hire or fire

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1 *See, e.g.,* letter from Barbara A. Stettner, Special Counsel, Office of Chief Counsel, Division of Market Regulation, Securities and Exchange Commission, to Matthew D. Wayne, Vanasco, Wayne & Genelly, on behalf of a specialist member firm on the Chicago Stock Exchange (Feb. 17, 1999) (noting that absent an exemption, an entity that is to receive commissions or other transaction-related compensation in connection with securities-based activities generally must register as a broker-dealer); letter from David Shillman, Special Counsel, Office of Chief Counsel, Division of Market Regulation, Securities and Exchange Commission, to Richard T. Angelillo, First Financial of Citrus County, Inc. (Sept. 22, 1998) (noting that there is no exemption from registration for corporate entities formed by registered representatives of broker-dealers that receive securities commissions); letter from Terry R. Young, Attorney, Office of Chief Counsel, Division of Market Regulation, Securities and Exchange Commission, to Michael E. Dunn, Dunn & Swan, on behalf of Century Investment Group Incorporated (Jan. 29, 1996).

broker-dealer personnel. Furthermore, TriNet will not engage in any securities-related activities (other than with respect to its own TriNet securities).

All promotional activities, including any promotional material that TriNet distributes, will relate solely to professional employer services and will not in any way relate to brokerage activities. In addition, TriNet will not identify or promote any broker-dealer in its promotional activities or materials.

Based on the facts and representations set forth in your letter, and without necessarily concurring in your analysis, the staff of the Division of Market Regulation will not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act if TriNet engages in the activities described above without registering as a broker-dealer under Section 15(b) of the Exchange Act. In particular, we note that TriNet will only engage in these activities on behalf of, and under the control of, registered broker-dealers. The response of the Division of Market Regulation represents a staff position regarding enforcement action only, and does not purport to express any legal conclusions with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. Moreover, this response is based upon the representations you have made, and any different facts or conditions might require a different response.

Sincerely,

Brian A. Bussey
Assistant Chief Counsel
Office of Chief Counsel

TriNet
TOTAL HR SERVICES

February 8, 2006

VIA OVERNIGHT PRIORITY DELIVERY

Catherine McGuire, Esq.
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
Mail Stop 10-1
450 5th Street, N.W.
Washington, D.C. 20549

Re: *TriNet Group, Inc.*
(Provision of Professional Employment Services to Securities Broker-Dealers)

Dear Ms. McGuire:

On behalf of TriNet Group, Inc., a Delaware Corporation ("TriNet"), a professional employer organization, we respectfully request that the Division of Market Regulation (the "Division") confirm that it will not recommend to the Securities and Exchange Commission (the "Commission") that the Commission take any enforcement action under Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") in circumstances where TriNet offers certain professional employer services as described below to securities broker-dealer firms that are registered with the Commission pursuant to the Exchange Act.

We believe that the Exchange Act and relevant staff no-action letters permit TriNet to provide Professional Employer Organization services—sometimes called employee leasing services—to broker-dealers without TriNet registering as a broker-dealer under section 15 of the Exchange Act. Such precedent includes *Staff Management, Inc.*, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 2000 SEC No-Act Lexis 608,77,851 at 76,893 (April 27, 2000), and *EPIX Holdings Corporation*, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 466 (April 2, 2001). As was the case in the correspondence to your office from counsel for Staff Management, Inc. and EPIX Holdings Corporation, TriNet does not furnish temporary staffing services or facilities management. TriNet also does not have a core of employees that it sends to various companies, as do firms that provide temporary help or contract staffing. We believe that, as a professional employer organization only, TriNet is not a broker-dealer or an associated person of a broker-dealer.

1100 San Leandro Blvd. · San Leandro, CA 94577
Phone 510 352 5000 · Fax 510 352 6480 · Web www.trinet.com

Factual Background

TriNet offers certain administrative employer services to the existing worksite employees of its customers (referred to herein as "clients"). TriNet places its clients' employees onto TriNet's payroll, providing them with TriNet's benefits and furnishing the client and the employees with human resource functions. These functions include human resource consulting services pertaining to advice regarding compliance with applicable employment laws, the provision of benefit services (*e.g.*, health, dental, life, and accidental death and disability insurance policies), the provision of workers compensation benefits (including risk management services), the provision of unemployment compensation benefits, and the provision of payroll processing services. The insurance products to be provided by TriNet are traditional insurance products and would not be "securities" as defined under the federal securities laws.[1]

TriNet does not manage the business of its clients. The employees placed on TriNet's payroll are at all times subject to the client's supervision. TriNet has no control over the worksite at which, or from which, clients' employees perform their services. The client retains the right and the obligation to direct its worksite employees as is necessary for the operation of such client's business, including the discharge of any fiduciary duty or compliance with any applicable registration, licensing, regulatory or statutory requirements. Accordingly, the client remains subject to oversight and discipline by the Commission, other relevant governmental regulatory authorities and applicable self-regulatory organizations (each, and collectively, referred to as "SROs") for any inappropriate actions engaged in by the client or the client's employees at its worksite. In sum, while the employees placed on TriNet's payroll are employees of TriNet for purposes of applicable employment laws, they are employees of the clients for purposes of the securities laws, rules and regulations in all respects.

The agreement between TriNet and any broker-dealers who choose to do business with TriNet, will provide, among other things, the following:

a. TriNet's broker-dealer clients will be obligated to comply with all applicable federal, state, and local regulations and registration and licensing requirements;
b. TriNet's broker-dealer clients will have sole and exclusive direction and control over the day-to-day professional activities of all of their employees;
c. TriNet's broker-dealer clients will be responsible for recruitment, proper registration, licensing, training and supervision of all of their employees with respect to broker-dealer obligations under all applicable securities laws, rules and regulations;
d. TriNet's broker-dealer clients will retain the right to discipline and terminate all of their employees;

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1 TriNet's service is typically referred to as a "professional employer organization" or "PEO" service, and has also been referred to as employee leasing or staff leasing services.

e. All books and records in the possession of TriNet relating to the services provided to a broker-dealer client will be made available for inspection by the Commission, and SROs or any other regulatory authority with jurisdiction over the broker-dealer and the broker-dealer/customer relationship;
f. Broker-dealer clients will not assert that the existence of a professional employer arrangement with TriNet in any way affects the ability of the Commission, and SRO, or any other relevant regulatory authority to regulate or discipline any broker-dealer client or employee of such broker-dealer client;
g. All employees of a broker-dealer client who are, or are required to be, registered or licensed by the Commission, any SRO or any other regulatory authority with jurisdiction over the broker-dealer's business will be deemed to be employees of the broker-dealer client for such registration, licensing, or regulatory purposes; and
h. TriNet will not engage in any securities-related activities that would require registration as a broker-dealer such as brokerage services.

Control of the day-to-day operations and professional activities of the broker-dealer will remain with the broker-dealer. In this regard, the broker-dealer will continue to maintain and handle all books and records that the Commission, any applicable SRO, or any other relevant regulatory authority may require of a broker-dealer, and will continue to make such books and records available for inspection by the Commission, any other relevant regulatory authority and any SRO of which the broker-dealer is a member.

Similarly, the broker-dealer will continue to maintain and handle all funds and securities of the broker-dealer's customers. TriNet will receive payment from the broker-dealer for TriNet's administrative fee (inclusive of its profit margin), and for the cost of the payroll compensation that TriNet will then pay to broker-dealer personnel who have been placed on TriNet's payroll, and the cost of benefits funded by the broker-dealer. TriNet's administrative fee charges will not be based upon brokerage commissions earned by either the employees of the broker-dealer or the broker-dealer itself.[2] The TriNet fee is not a percentage, but is instead a flat, pre-determined fee based on the number of employees serviced at the client location by TriNet.

TriNet will have no discretion concerning the amount or frequency of the salary, wage, commission or bonus payments to employees of the broker-dealer who have been placed on TriNet's payroll, except that TriNet shall require that all compensation is paid in a timely manner as required by law.[3] The broker-dealer will be responsible for informing TriNet of the payments

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[2] TriNet's situation differs from the one where a registered representative proposes to establish a corporation or other entity that, among other things, is to receive the representative's commission from the broker-dealer. Such an entity would be considered an "Employee Owned Corporation."

[3] For example, some states require, as do certain USDOL regulations, that certain types of pay must be paid on a certain frequency, *e.g.*, no less frequently than monthly. Some states specify by what day of the month that

that are to be made to such personnel. Such books and records relating thereto will be deemed property of the broker-dealer and will be available for inspection by the Commission and any SRO of which the broker-dealer is a member.

In addition, the broker-dealer will retain the traditional rights of an employer, including the right to hire, set compensation for, terminate, discipline, and reassign personnel of the broker-dealer who have been placed on TriNet's payroll. The broker-dealer will retain the responsibility for supervision and control with regard to the employees' performance of their securities duties, and the same individuals will continue in their capacity as registered representatives of the broker-dealer after the contract between TriNet and the broker-dealer client is executed. Similarly, the broker-dealer will be responsible for registration and training of the employees with regard to any regulated function. Each employee of the broker-dealer will continue to be held out to the public as the broker-dealer's registered representative and agent in effecting securities transactions. The broker-dealer will be liable for the acts or omissions of each employee after the agreement with TriNet is entered into, to the same extent that it had been liable prior to execution of such agreement. In this regard, each employee of the broker-dealer, as well as the broker-dealer, will be subject to the same administrative jurisdiction of the Commission and of other relevant regulatory authorities and SRO's both before as well as after entering into such agreement.

In any promotional material that TriNet distributes, TriNet will not in any way distribute promotional advertisements related to brokerage activities. In any promotional activities, TriNet will mention that it offers professional employer services, but will in no way mention that it is in any way engaged in any brokerage services. In addition, TriNet will not identify or endorse any broker-dealer in its promotional materials.

A PEO such as TriNet possesses neither the expertise nor the desire to manage its clients' businesses. Thus, TriNet will not presume to tell a brokerage firm how to transact its business or attempt to exercise any influence or control with respect to the broker-dealer's conduct of its business.

Analysis

Section 3(a)(4) of the Exchange Act defines the term "broker," in relevant part, as "any person engaged in the business of effecting transactions in securities for the account of others." Section 3(a)(5) of the Exchange Act defines the term "dealer," in relevant part, as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise."

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monthly payroll must be delivered to employees. TriNet ensures that these minimum payroll frequency requirements are met, just as it helps to ensure that minimum wage and maximum hour requirements, if applicable, are met.

TriNet
TOTAL HR SERVICES

Based upon the facts set forth above, we believe that TriNet does not become a broker-dealer by entering into a contract with a broker-dealer to provide the professional employer services described herein. As noted above, the staff has adopted this position in a number of recent no-action letters.

Consistent with the foregoing, we respectfully request that the Division advise TriNet that it will not recommend to the Commission that it take any enforcement action under Section 15(a) of the Exchange Act if TriNet carries out the Professional Employer Organization activities described above without registering with the Commission as a broker-dealer.

If you believe that the Staff of the Division cannot issue a letter in accordance with this request based upon the facts specified above, we respectfully request that you contact the undersigned at 510.875.7138 or, in my absence, our Associate General Counsel Jay Pimentel at 510.875.7546, so that we may discuss your concerns.

Please stamp one of the enclosed eight (8) copies of this letter, to acknowledge receipt of this submission, and return the same in the self-addressed stamped envelope provided for that purpose. Thank you for your consideration of this matter.

Very truly yours,

TriNet Group, Inc.

Gregory L. Hammond
Executive Vice President & General Counsel